Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Emerson Electric Co.:

We consent to the use in this Registration Statement on Form S-3 of Emerson Electric Co. of our report dated November 21, 2011, with respect to the consolidated balance sheets of Emerson Electric Co. as of September 30, 2011 and 2010, and the related consolidated statements of earnings, equity, and cash flows for each of the years in the three-year period ended September 30, 2011, and the effectiveness of internal control over financial reporting as of September 30, 2011, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in such Registration Statement.

Our report refers to changes in the method of accounting for business combinations, noncontrolling interests, and earnings per share in 2010.

/s/ KPMG LLP

St. Louis, Missouri

November 21, 2011